Exhibit (a)(5)(D)

Sun Pharma completes tender offer for InSite Vision
Announces Completion of Initial Offering Period and Intent to Exercise Top-up Option and Complete Merger

Mumbai,  October 28, 2015: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715, Sun Pharma) announced today the successful completion of the cash tender offer by Thea Acquisition Corp. (“Thea”), an indirect wholly owned subsidiary of Sun Pharma, for all outstanding shares of common stock of InSite Vision Incorporated (OTCBB: INSV, InSite), which expired at 12:00 midnight, New York City time, (the end of the day) on Tuesday, October 27, 2015. American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has indicated that, as of the expiration of the tender offer, 104,216,642 shares of common stock of InSite had been tendered into and not properly withdrawn from the tender offer. These shares represent approximately 79% of InSite’s currently outstanding shares of common stock and approximately 68% of InSite’s outstanding shares of common stock on a fully diluted basis (as determined pursuant to the merger agreement among InSite, Ranbaxy, Inc. and Thea). In addition, the depositary has received commitments to tender approximately 379,349 shares of common stock of InSite in accordance with the guaranteed delivery procedures, which, when combined with the shares tendered and not properly withdrawn from the tender offer, represent approximately 79% of InSite’s currently outstanding shares of common stock and approximately 68% of InSite’s outstanding shares of common stock on a fully diluted basis (as determined pursuant to the merger agreement).  All InSite shares that were validly tendered into the tender offer and not properly withdrawn have been accepted for payment.

Sun Pharma announced that, following receipt by the depositary of the requisite documents in respect of the shares of InSite common stock that were tendered in accordance with the guaranteed delivery procedures, Thea intends to exercise its option under the merger agreement (the “top-up option”) to purchase directly from InSite an additional number of shares sufficient to give it ownership of one share more than 90% of InSite’s outstanding shares of common stock when combined with the shares of InSite common stock purchased in the tender offer, will represent at least 90% of the outstanding shares of InSite common stock.  Sun Pharma then intends to cause Thea to effect a “short-form” merger under Delaware law as promptly as practicable following the exercise of the top-up option, without the need for a meeting of InSite stockholders.

As a result of the merger, (i) each issued and outstanding share of InSite common stock (other than shares of InSite common stock owned by Ranbaxy, Inc., Thea or InSite (or held in its treasury), any subsidiary of Ranbaxy, Inc. or InSite, or by any stockholder of InSite who or which is entitled to and properly demands and perfects appraisal of such shares of InSite common stock pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be cancelled and converted into the right to receive $0.35 and (ii) each option to acquire shares of InSite common stock that is unexercised and outstanding as of immediately prior to the merger, (A) to the extent not then vested or exercisable, will become fully vested and exercisable contingent upon the completion of the merger and (B) will be cancelled and converted into the right to receive a cash payment in an amount equal to the excess, if any, of $0.35 over the exercise price of such option to acquire shares of InSite common stock.

After the Merger, InSite would be an indirect wholly owned subsidiary of Sun Pharma and InSite will no longer have reporting obligations under the Securities Exchange Act of 1934, as amended.

About Sun Pharmaceutical Industries Ltd. (CIN - L24230GJ1993PLC019050)

Sun Pharma is the world’s fifth largest specialty generic pharmaceutical company and India’s top pharmaceutical company. A vertically integrated business, economies of scale and an extremely skilled team enable us to deliver quality products in a timely manner at affordable prices. It provides high-quality, affordable medicines trusted by customers and patients in over 150 countries across the world. Sun Pharma’s global presence is supported by 50 manufacturing facilities spread across 6 continents, R&D centres across the globe and a multi-cultural workforce comprising over 50 nationalities. The consolidated revenues for 12 months ending March 2015 are approximately US$ 4.5 billion, of which US contributes US$ 2.2 billion. In India, the company enjoys leadership across 13 different classes of doctors with 30 brands featuring amongst top 300 pharmaceutical brands in India. Its footprint across emerging markets covers over 100 markets and 6 markets in Western Europe. Its Global Consumer Healthcare business is ranked amongst Top 10 across 4 global markets. Its API business footprint is strengthened through 14 world class API manufacturing facilities across the globe. Sun Pharma fosters excellence through innovation supported by strong R&D capabilities comprising about 2,000 scientists and R&D investments of over 7% of annual revenues. For further information please visit www.sunpharma.com & follow us on Twitter @SunPharma_Live.

Contacts

Nimish Desai		Frederick Castro
Tel	+91 22 4324 4324, Xtn 2778	Tel	+91 22 4324 4324, Xtn 2777
Tel Direct	+91 22 4324 2778	Tel Direct	+91 22 4324 2777
Mobile	+91-98203 30182	Mobile	+91 99206 65176
E mail	nimish.desai@sunpharma.com	E mail	frederick.castro@sunpharma.com

Legal Notices and Disclaimers

This release is for informational purposes only.  This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Sun Pharma and its indirect wholly owned subsidiaries, Ranbaxy, Inc. and Thea Acquisition Corp., have filed with the SEC a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) which has been previously amended and will be further amended.  InSite has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9, which has been previously amended and will be further amended.  These documents contain important information that should be read carefully before making any decision with respect to the tender offer.  Those materials and all other documents filed by, or caused to be filed by, Sun Pharma with the SEC will be available at no charge on the SEC’s website at www.sec.gov.